 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES $47 MILLION NON-CORE ASSET SALE

CALGARY, ALBERTA (September 19, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has entered into an agreement with InPlay Oil Corp. (“InPlay”) to sell certain non-core Cardium focused assets in the greater Pembina area of Alberta (the “Pembina asset sale”) for total consideration of $47 million. Total consideration is comprised of $42 million cash, and 16,666,666 shares of InPlay with a deemed value of $5 million ($0.30 per share). InPlay is currently a private exploration and production company, but concurrently with the announcement of the Pembina asset sale, it has announced a proposed reverse takeover transaction which among other things, would provide for a public listing for its shares on the Toronto Stock Exchange.

The Pembina asset sale consists of Cardium oil weighted production of approximately 930 boe/d and formation rights in the Cardium only. As part of the transaction, Bellatrix has retained formation rights above and below the Cardium on the Pembina acreage, including the Notikewin, Falher and Wilrich members of the Spirit River formation. Cash proceeds from the Pembina asset sale are expected to be used to repay existing bank indebtedness, including repayment in full of the remaining $12.9 million balance outstanding on the Company’s non-revolving term facility, and a reduction of the amount outstanding under the Company’s syndicated revolving facility. Bellatrix estimates that its current outstanding bank indebtedness, including the assumed application of net proceeds from the Pembina asset sale, to be approximately $78 million, representing a reduction of approximately $236 million from June 30, 2016.

The Pembina asset sale details include:

Total consideration(1)	$47 million
Estimated current production(2)	930 boe/d (74% oil and liquids)
Proved reserves(3)	5.4 mmboe
Proved plus Probable reserves(3)	7.9 mmboe

Divestiture metrics include:

Production	$50,538/boe/d
Proved reserves	$8.67/boe
Proved plus probable reserves	$5.98/boe

Notes

(1)	Before customary closing adjustments.
(2)	Estimated average production based on June 2016 field estimates.
(3)	Reserves at December 31, 2015 as estimated by Sproule Associates Limited. Reserves refer to “Working interest” meaning Bellatrix’s working interest (operated or non-operated) share before deduction of royalties. Also referred to as “Gross” reserves under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Closing of the Pembina asset sale is expected to occur prior to November 11, 2016, with an effective date of June 1, 2016, and is subject to a number of conditions. For further information relating to the conditions relating to the Pembina asset sale see the advisory relating to Forward-Looking Statements below.

UPDATED GUIDANCE

Bellatrix has updated its full year 2016 guidance forecasts to incorporate the impact of the disposition which is anticipated to have a minor impact on full year guidance estimates.

	Updated Guidance September 19, 2016	Prior Guidance dated August 10, 2016
Average daily production (boe/d)
Full year 2016 average (+/- 500 boe/d)	36,000	36,250
December month average (+/- 500 boe/d)	35,500	36,500
Natural gas weighting	73%	73%
Net capital spending ($ millions) (1)	$77	$77
Production expenses(2) ($/boe)	$8.50	$8.50

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Second half net capital budget of up to $40 million, with funding limited to available cash flow.

(2) Production expenses before net processing revenue/fees.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the anticipated closing date and terms of the Pembina asset sale, anticipated use of proceeds from the Pembina asset sale and the expectation that the Company will apply the cash proceeds to repay in full the remaining $12.9 million balance outstanding on the Company’s non-revolving term facility, and to reduce the amount outstanding under the Company’s syndicated revolving facility, expectations of the Company’s outstanding bank indebtedness following completion of the Pembina asset sale, expectations of future development opportunities in the Spirit River liquids rich natural gas play and Cardium resource play, and that such opportunities provide a value enhancing growth platform for the Company, the reserves associated with the Pembina asset sale, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, , the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. In addition, the Pembina asset sale is subject to a condition that the purchaser completes a reverse take-over of a publicly listed Toronto Stock Exchange company. Such reverse take-over transaction will also be subject to satisfaction of customary conditions for a transaction of its nature, which includes respective shareholder approvals for the purchaser and the other party to such transaction. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.